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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

(Check One):
   [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

            For Period Ended:       MARCH 31, 2003
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            [ ] Transition Report on Form 10-K
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR

            For the Transition Period Ended:
                                             ---------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                        ------------------------


PART I -- REGISTRANT INFORMATION

Peregrine Systems, Inc.
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Full Name of Registrant

Not applicable.
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Former Name if Applicable

3611 Valley Centre Drive
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Address of Principal Executive Office (Street and Number)

San Diego, California 92130
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day

[X] following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE

        In May 2002, Peregrine Systems, Inc. (the "Company"), announced certain material financial and accounting irregularities had been discovered by the Company's Audit Committee. On September 22, 2002, the Company filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Proceeding"). Due to these accounting irregularities and the ongoing Bankruptcy Proceeding, the Company will not be able to file timely its Annual Report on Form 10-K. The Company intends to file its annual report as soon as practicable.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Ken Sexton, Chief Financial Officer         (858)                481-5000
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               (Name)                    (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      [ ] Yes          [X] No

      The Company has not filed the following periodic reports:

      Annual Report on Form 10-K for the year ended March 31, 2002; and Quarterly Reports on Form 10-Q for the quarters ended June 30, 2002, September 30, 2002 and December 31, 2002.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      [X] Yes          [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company has not filed its annual report on Form 10-K for the fiscal year ended March 31, 2002, but has filed financial statements for fiscal 2002 on Form 8-K (filed February 28, 2003). The financial statements for the fiscal year ended March 31, 2003 will reflect certain material divestitures made by the Company during fiscal 2003.

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      Peregrine Systems, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  June 30, 2003                By:   /s/ Ken Sexton
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                                          Ken Sexton
                                          Chief Financial Officer